December 2, 2016

Ms. Jan Woo
Branch Chief – Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Function(x) Inc.
Registration Statement on Form S-1
File No. 333-213084

Dear Ms. Woo:
Function(x) Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) on December 6, 2016, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.
Please confirm effectiveness by advising our counsel, Aron Izower of Reed Smith LLP, at (212) 549-0393.
Very truly yours,
Function(x) Inc.
/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Chief Executive Officer

646.738.3224 office    902 Broadway, 11th Floor. New York, NY 10010    www.functionxinc. com